UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

TELECOM ITALIA S.P.A.

(Name of Issuer)

Ordinary Shares with no nominal value

(Title of Class of Securities)

87927W10

(CUSIP Number)

Mr. Xavier Niel
16 rue de la Ville l’Evéque
75008 Paris
France
+33 1 73 50 27 48

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 2 OF 11 PAGES

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rock Investment SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,354,500,001 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,354,500,001 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,354,500,001 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 3 OF 11 PAGES

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NJJ Holding

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,354,500,001 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,354,500,001 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,354,500,001 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 4 OF 11 PAGES

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mr. Xavier Niel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,354,500,001 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,354,500,001 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,354,500,001 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2% (See Item 5)

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 5 OF 11 PAGES

ITEM 1.   SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary shares (the “Shares”), no nominal value, of Telecom Italia S.p.A., a company formed under the laws of the Republic of Italy (the “Issuer”).  The principal executive office of the Issuer is located at Via Gaetano Negri 1, 20123 Milan, Italy.

ITEM 2.   IDENTITY AND BACKGROUND

(a) - (c) This statement is being filed jointly by Rock Investment SAS, a société par actions simplifiée, organized under the laws of France (“Rock Investment”), NJJ Holding, a société par actions simplifiée, organized under the laws of France (“NJJ” and, together with Rock Investment, the “Companies”), and Mr. Xavier Niel (Mr. Niel, together with the Companies, the “Reporting Persons”).  Rock Investment is a wholly owned subsidiary of NJJ Holding, which in turn is wholly owned by Mr. Niel.

Mr. Niel’s principal business address is 16 rue de la Ville l’Evéque, 75008 Paris, France.  Mr. Niel’s present principal occupation is Deputy Chairman of the Board of Directors and Deputy CEO in charge of strategy at Iliad SA (“Iliad”).  Iliad’s principal business is as a provider of telecommunications services in France and its principal business address is 16 rue de la Ville l’Evéque, 75008 Paris, France.  Mr. Niel is also employed as the CEO (Président) of NJJ Holding.

The name, state or other place of organization and address of the principal business and the principal office of the Companies are set forth on Schedule A attached hereto and are incorporated herein by reference.  The principal business of the Companies is holding securities for investment.

The name, citizenship, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of the Companies (collectively referred to herein as the “Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Directors and Officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Niel is a citizen of France.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As a result of entering into the Share-Settled Option Agreements, the Reporting Persons may be deemed to be the beneficial owner of, in aggregate, 1,354,500,001 Shares.

The premiums paid to date under the Share-Settled Option Agreements, together with premiums required to be paid in accordance with the terms of the Share-Settled Option Agreements, is €178,116,338.  In addition, €47,195,320 of premiums have been paid under the Cash-Settled Option Agreements.  The aggregate premium payments made or required to be made under the Share-Settled Option Agreements and the Cash-Settled Option Agreements is €225,311,658.  The source of such funds is Mr. Niel’s cash on hand.

The response set forth in Item 6 of this Statement on Schedule 13D is incorporated by reference in its entirety into this Item 3.

ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons entered into the Option Agreements (as defined in Item 6) for strategic investment purposes.  The Reporting Persons will routinely monitor and review a wide variety of investment considerations with respect to the Issuer, including, without limitation, the Issuer’s operations, assets, prospects and business development, the Issuer’s management and board of directors, the Issuer's capital structure, Issuer-related competitive and strategic matters and general economic, financial market and industry conditions, and will also routinely monitor and review potential responses on the part of the Issuer to such considerations, including, without limitation, potential investment opportunities and strategies and potential strategic transactions.  The Reporting Persons have discussed, and expect to continue to discuss, any or all of these matters with representatives of the Issuer's management or board of directors, with other shareholders of the Issuer and with other interested stakeholders.  The Reporting Persons may, as a result of this monitoring, review and discussions, acquire additional securities of the Issuer or otherwise increase their economic exposure to the Issuer, sell securities of the Issuer or otherwise reduce their economic exposure to the Issuer, make proposals to the Issuer or other shareholders of the Issuer concerning the composition of the Issuer’s board of directors, potential strategic transactions involving the Issuer or respond to proposals from other shareholders of the Issuer concerning potential strategic transactions involving the Issuer.

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 6 OF 11 PAGES

The responses set forth in Items 3 and 6 of this Statement on Schedule 13D are incorporated by reference in their entirety into this Item 4.

Except as discussed above, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, the persons listed in Schedule A or B, have any present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.  However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the foregoing considerations, discussions and other factors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)
See Items 7 through 13 on the cover pages to this Statement on Schedule 13D, which are incorporated by reference in their entirety into this Item 5(a).  The Reporting Persons may be deemed to beneficially own in the aggregate 1,354,500,001 Shares, constituting 10.2% of the outstanding Shares.  The percentage of Shares beneficially owned is based upon 13,499,911,771 outstanding Shares, less the Issuer’s outstanding treasury stock of 163,754,388 Shares, as reported by the Issuer in its interim report on Form 6-K filed with the Securities and Exchange Commission on November 12, 2015.

(b)
The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in Items 7 through 13 on the cover pages to this Statement on Schedule 13D, which are incorporated by reference in their entirety into this Item 5(b).  By virtue of their direct and indirect control of Rock Investment, both NJJ and Mr. Niel may be deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Rock Investment has voting power or dispositive power.

(c)
See Item 6 of this Statement on Schedule 13D, which is incorporated by reference in its entirety into this Item 5(c).  Except as set out in Item 6, there have been no transactions effected by the Reporting Persons with respect to Shares in the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares that may be deemed to be beneficially owned by the Reporting Persons, other than the counterparties to the Share-Settled Option Agreements if such counterparties hold Shares underlying the Share-Settled Option Agreements.

(e)	Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Statement on Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

Share-Settled Option Agreements

Rock Investment has entered into various European-style option transactions with Credit Suisse International, each of which may result in a delivery of Shares to (or by) Rock Investment if it so elects:

(i)
on July 14, 2015, Rock Investment entered into a European-style call option transaction, which was amended on August 6, 2015 and August 18, 2015.  As amended, this option transaction references 660,000,000 Shares, with a final expiration date of June 16, 2016 and an exercise price of €1.2206 per Share (attached as Exhibit 99.2 to this Statement on Schedule 13D and incorporated by reference herein);

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 7 OF 11 PAGES

(ii)
Rock Investment is a party to a European-style paired option transaction under which, effective as of November 18, 2015, it purchased call options with an exercise price of €1.24 per Share and sold call options with an exercise price of €1.45 per Share.  This option transaction references 141,416,667 Shares and has a final expiration date of September 21, 2017 (attached as Exhibit 99.3 to this Statement on Schedule 13D and incorporated by reference herein);

(iii)
Rock Investment is a party to a European-style paired option transaction under which, effective as of November 18, 2015, it purchased call options with an exercise price of €1.24 per Share and sold call options with an exercise price of €1.45 per Share.  This option transaction references 134,750,000 Shares and has a final expiration date of November 21, 2017 (attached as Exhibit 99.4 to this Statement on Schedule 13D and incorporated by reference herein);

(iv)
Rock Investment is a party to a European-style paired option transaction under which, effective as of November 18, 2015, it purchased call options with an exercise price of €1.24 per Share and sold call options with an exercise price of €1.45 per Share.  This option transaction references 141,666,667 Shares and has a final expiration date of March 26, 2017 (attached as Exhibit 99.5 to this Statement on Schedule 13D and incorporated by reference herein); and

(v)
Rock Investment is a party to a European-style paired option transaction under which, effective as of November 18, 2015, it purchased call options with an exercise price of €1.24 per Share and sold call options with an exercise price of €1.45 per Share.  This option transaction references 141,666,667 Shares and has a final expiration date of June 26, 2017 (attached as Exhibit 99.6 to this Statement on Schedule 13D and incorporated by reference herein)

(collectively, the “Credit Suisse Share-Settled Option Agreements”).  At Rock Investment’s election, the Credit Suisse Share-Settled Option Agreements may be settled in cash or through the delivery of Shares.

In addition Rock Investment has entered into various European-style option transactions with Société Générale, each of which may result in a delivery of Shares to Rock Investment:

(i)
on November 18, 2015, Rock Investment entered into a European-style call option transaction referencing 27,000,000 Shares with a final expiration date of January 25, 2017 and an exercise price of €1.299 per Share, with such transaction becoming effective as of November 20, 2015 (attached as Exhibit 99.8 to this Statement on Schedule 13D and incorporated by reference herein);

(ii)
on November 18, 2015, Rock Investment entered into a European-style call option transaction referencing 27,000,000 Shares with a final expiration date of January 26, 2017 and an exercise price of €1.299 per Share, with such transaction becoming effective as of November 20, 2015 (attached as Exhibit 99.9 to this Statement on Schedule 13D and incorporated by reference herein);

(iii)
on November 18, 2015, Rock Investment entered into a European-style call option transaction referencing 27,000,000 Shares with a final expiration date of January 27, 2017 and an exercise price of €1.299 per Share, with such transaction becoming effective as of November 20, 2015 (attached as Exhibit 99.10 to this Statement on Schedule 13D and incorporated by reference herein);

(iv)
on November 18, 2015, Rock Investment entered into a European-style call option transaction referencing 27,000,000 Shares with a final expiration date of January 30, 2017 and an exercise price of €1.299 per Share, with such transaction becoming effective as of November 20, 2015 (attached as Exhibit 99.11 to this Statement on Schedule 13D and incorporated by reference herein); and

(v)
on November 18, 2015, Rock Investment entered into a European-style call option transaction referencing 27,000,000 Shares with a final expiration date of January 31, 2017 and an exercise price of €1.299 per Share, with such transaction becoming effective as of November 20, 2015 (attached as Exhibit 99.12 to this Statement on Schedule 13D and incorporated by reference herein)

(collectively, the “Société Générale Share-Settled Option Agreements” and, together with the Credit Suisse Share-Settled Option Agreements, the “Share-Settled Option Agreements”).  The Société Générale Share-Settled Option Agreements, if exercised, will be settled through the delivery of Shares.

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 8 OF 11 PAGES

Cash-Settled Option Agreements

Rock Investment has also entered into:

(i)
two cash-settled European-style call option transactions with Credit Suisse International, (1) dated September 8, 2015, with a final expiration date of September 8, 2016 and referencing 135,000,000 notional Shares and (2) dated September 18, 2015, with a final expiration date of September 18, 2016 and referencing 134,750,000 notional Shares;

(ii)
effective as of November 18, 2015, a cash-settled European-style paired option transaction with Credit Suisse International, with a final expiration date of January 13, 2017 and referencing 135,000,000 notional Shares; and

(iii)
two cash-settled European-style paired option transactions with Société Générale, (1) dated October 14, 2015, with a final expiration date of October 13, 2017 and referencing 135,000,000 notional Shares and (2) dated October 19, 2015, with a final expiration date of August 18, 2017 and referencing 150,000,000 notional Shares

(together, the “Cash-Settled Option Agreements” and, together with the Share-Settled Option Agreements, the “Option Agreements”).

The Cash-Settled Option Agreements do not provide the Reporting Persons with the Shares on exercise or the power to vote or direct the voting of or dispose of or direct the disposition of the Shares with respect to which the payment obligations thereunder are determined.

Rock Investment does not have the right to elect to early terminate any of the Option Agreements other than in connection with standard events of default and termination events and certain other extraordinary events and disruption events.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated as of December 8, 2015 among the Reporting Persons (filed herewith)
Exhibit 99.2	Confirmation of an Option Transaction between Credit Suisse International and Rock Investment SAS dated July 14, 2015, together with amendments thereto dated August 6, 2015 and August 18, 2015
Exhibit 99.3	Amended and Restated Confirmation of a Call Spread Transaction between Credit Suisse International and Rock Investment SAS dated November 18, 2015
Exhibit 99.4	Amended and Restated Confirmation of a Call Spread Transaction between Credit Suisse International and Rock Investment SAS dated November 18, 2015
Exhibit 99.5	Amended and Restated Confirmation of a Call Spread Transaction between Credit Suisse International and Rock Investment SAS dated November 18, 2015
Exhibit 99.6	Amended and Restated Confirmation of a Call Spread Transaction between Credit Suisse International and Rock Investment SAS dated November 18, 2015
Exhibit 99.7	French Banking Federation Master Agreement between Société Générale and Rock Investment SAS dated November 18, 2015 (non-binding English translation)
Exhibit 99.8	Confirmation of a Share Option Transaction between Société Générale and Rock Investment SAS dated November 18, 2015 (non-binding English translation)
Exhibit 99.9	Confirmation of a Share Option Transaction between Société Générale and Rock Investment SAS dated November 18, 2015 (non-binding English translation)
Exhibit 99.10	Confirmation of a Share Option Transaction between Société Générale and Rock Investment SAS dated November 18, 2015 (non-binding English translation)
Exhibit 99.11	Confirmation of a Share Option Transaction between Société Générale and Rock Investment SAS dated November 18, 2015 (non-binding English translation)
Exhibit 99.12	Confirmation of a Share Option Transaction between Société Générale and Rock Investment SAS dated November 18, 2015 (non-binding English translation)

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 9 OF 11 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2015

Rock Investment SAS

By:	/s/ Xavier Niel
Name: Xavier Niel
Title: as CEO (Président) of NJJ Holding, itself CEO (Président) of Rock Investment SAS

NJJ Holding

By:	/s/ Xavier Niel
Name: Xavier Niel
Title: CEO (Président)

By:	/s/ Xavier Niel
Name: Xavier Niel

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 10 OF 11 PAGES

SCHEDULE A

ENTITIES

Entity	Name, state or other place of organization	Address of the principal business and principal office

Rock Investment SAS	France	16 rue de la Ville l’Evêque, 75008 Paris, France

NJJ Holding	France	16 rue de la Ville l’Evêque, 75008 Paris, France

CUSIP No. 87927W10	SCHEDULE 13D	PAGE 11 OF 11 PAGES

SCHEDULE B

DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the Directors and Officers are set forth below.

Rock Investment SAS

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
None*
*Rock Investment, a French société par actions simplifiée (SAS), is managed by its CEO (Président), NJJ Holding, listed above in Schedule A and has no directors and, other than its CEO (Président), no officers.

NJJ Holding

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
None*
*NJJ Holding, a French société par actions simplifiée (SAS), is managed by its CEO (Président), Mr. Xavier Niel, listed above in Item 2 and has no directors and, other than its CEO (Président), no officers.